

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2010

Michael D. Murphy
Chief Executive Officer
Fairway Properties, Inc.
1357 Ocean Avenue
Santa Monica, CA 90401

> **Re:** **Fairway Properties, Inc.**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed June 1, 2010**
> **Form 10-Q/A for the Quarter Ended March 31, 2010**
> **Filed June 17, 2010**
> **File No. 000-53835**

Dear Mr. Murphy:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Katherine Wray
Attorney Adviser

cc: Via facsimile to: (303) 431-1567
        Michael A. Littman